UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Uranerz Energy Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

91688T104

(CUSIP Number)

Brenda R. Lazare c/o Denison Mines Corporation

Atrium on Bay, 595 Bay Street, Suite 402

Toronto, Ontario M5G 2C2 CANADA

(416) 979-1991 ext. 366

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 15, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 91688T104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Denison Mines Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, CANADA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 8,197,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,197,500
	10	SHARED DISPOSITIVE POWER 0
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Denison Mines Corporation has sole voting and dispositive power over 8,197,500 common shares, which includes 5,465,000 one-half common share purchase warrants, which may be exercised for or otherwise converted into up to 2,732,500 common shares of the issuer within 24 months.

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.1%

*Based on 55,205,187 outstanding shares of the issuer as of May 5, 2008, plus 2,732,500 common shares to be issued upon conversion of the whole warrants beneficially owned by the reporting person and included pursuant to Rule 13d-3(d)(1)(i) of the Act.

14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

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Common Shares

Uranerz Energy Corporation.

Suite 1410, 800 West Pender Street

Vancouver, British Columbia V6C 2V6

CANADA

Item 2. Identity and Background.

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Denison Mines Corporation (“Denison”) is an Ontario, Canada company located at 595 Bay Street, Suite 402, Toronto, Ontario M5G 2C2 CANADA. Denison is engaged in the business of mining uranium. During the last five years, neither Denison, nor to Denison’s knowledge, any of its directors or officers has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any civil proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws. The identity and background of each of the officers and directors of Denison is as follows:

John H. Craig, Director of Denison, is a citizen of Canada and currently resides at 8 Saunders Street, Toronto, Ontario M5M 3S4 CANADA. Mr. Craig is a Lawyer and Partner with Cassels Brock & Blackwell LLP.

W. Robert Dengler, Director of Denison, is a citizen of Canada and currently resides at 512 Quail Ridge Drive, Aurora, Ontario L4G 3G8 CANADA. Mr. Dengler is currently engaged as a Corporate Director. Until 2006, Mr. Dengler was the Vice-Chairman and Director, as well as President and Chief Executive Officer, of Dynatec Corporation.

Brian D. Edgar, Director of Denison, is a citizen of Canada and currently resides at 4988 Angus Drive, Vancouver, British Columbia V6M 3M5 CANADA. Mr. Edgar is also a Director of Rand Edgar Investment Corp.

E. Peter Farmer, Director and Chief Executive Officer of Denison, is a citizen of Canada and currently resides at 17 Parkwood Avenue, Toronto, Ontario M4V 2W9 CANADA.

Ronald F. Hochstein, Director, President and Chief Operating Officer of Denison, is a citizen of Canada and currently resides at 789 Grover Avenue, Coquitlam, British Columbia V3J 3C9 CANADA.

Paul F. Little, Director of Denison, is a citizen of Canada and currently resides at KinKyle Farm, 14265 Weston Road, King City, Ontario L7B 1K4 CANADA. Mr. Little is a Corporate Director and Financial Consultant.

Lukas H. Lundin, Director and Chairman of Denison, is a citizen of both Sweden and Canada and currently resides at 1281 West Cordova Street, Suite 3501, Vancouver, British Columbia V6C 3R5 CANADA. Mr. Lundin is Chairman and Director of several companies.

William A. Rand, Director of Denison, is a citizen of Canada and currently resides at 2136 SW Marine Drive, Vancouver, British Columbia V6P 6B5 CANADA. Mr. Rand is also a Director of Rand Edgar Investment Corp.

Roy J. Romanow, Director of Denison, is a citizen of Canada and currently resides at 301 Main Street East, Saskatoon, Saskatchewan S7N 0B6 CANADA. Mr. Romanow is a Senior Fellow in the Department of Political Studies at the University of Saskatchewan.

Catherine J. G. Stefan, Director of Denison, is a citizen of Canada and currently resides at 55 Yorkleigh Avenue, Toronto, Ontario M9P 1Y3 CANADA. Ms. Stefan is the Managing Partner of Tivona Capital Corporation.

James R. Anderson, Executive Vice President and Chief Financial Officer of Denison, is a citizen of Canada and currently resides at 1331 Lindburgh Court, Mississauga, Ontario L5H 4J2 CANADA.

Harold R. Roberts, Executive Vice President, U.S. Operations of Denison, is a citizen of the United States and currently resides at 4051 South Holly Street, Englewood, Colorado 80111.

William M. Shaver, Executive Vice President, Mine Development & Canadian Operations of Denison, is a citizen of Canada and currently resides at 272 Alscot Crescent, Oakville, Ontario L6J 4R4 CANADA.

Philip G. Buck, Vice President, Mining of Denison, is a citizen of the United States and currently resides at 955 Comfort Lane, Newmarket, Ontario L3X 1V7 CANADA.

Donald C. Campbell, Vice President, Commercial of Denison, is a citizen of Canada and currently resides at 1088 Ivsbridge Boulevard, Newmarket, Ontario L3X 1N3 CANADA.

David Frydenlund, Vice President, U.S. Legal & Regulatory Affairs, Assistant Corporate Secretary of Denison, is a citizen of Canada and currently resides at 8228 Harbour Town Place, Lone Tree, Colorado 80124.

William C. Kerr, Vice President, Exploration of Denison, is a citizen of Canada and Ireland and currently resides at 1136 King Crescent, Saskatoon, Saskatchewan S7K 0N8 CANADA.

Curt D. Steel, Vice President, Sales and Marketing of Denison, is a citizen of the United States and currently resides at 2 Edmonds Road, Sherman, Connecticut 06784.

Brenda R. Lazare, Canadian Counsel & Corporate Secretary of Denison, is a citizen of Canada and currently resides at 205 Major Street, Toronto, Ontario M5S 2L4 CANADA.

Item 3.	Source and Amount of Funds or Other Compensation.
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Using funds from its working capital, Denison acquired 5,465,000 units in the issuer’s April 15, 2008 private placement offering, each unit consisting of one common share and one-half of one common share purchase warrants at a total price of $13,116,000. Each whole warrant may be exercised for the purchase of one common share of the issuer, at a price of $3.50 until April 15, 2010.

Item 4.	Purpose of Transaction.
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Denison participated in the issuer’s private placement offering for investment purposes.

Item 5. Interest in Securities of the Issuer.

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See Item 3 above.

The shares constitute 14.1% of the outstanding common shares of the issuer on a non-diluted basis, based on 55,205,187issued and outstanding shares of the issuer as of May 5, 2008. None of the officers or directors of Denison directly or indirectly own any shares of the issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

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Item 7.	Materials to be Filed as Exhibits.

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SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. This statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute but one and the same statement.

DENISON MINES CORPORATION

Date: May 9, 2008	By: /s/ Brenda Lazare
Name: Brenda Lazare
Title: Canadian Counsel and Corporate Secretary